

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Mark Garrett
Executive VP and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

> **Re:** **Adobe Systems Incorporated**
> **Form 10-K for the Fiscal Year Ended December 3, 2010**
> **Filed January 27, 2011**
> **File No. 000-15175**

Dear Mr. Garrett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 3, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Income Taxes, page 61

1.   Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that one or two countries have had a more significant impact on

your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 72

2.   We note that a substantial amount of your earnings of foreign subsidiaries are permanently reinvested outside the U.S. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 86

3.   You indicate that you recognize revenue for hosting services that are based on a committed number of transactions ratably from the date the customer commences use of your services through the end of the customer term. Please explain further what you mean by "committed number of transactions" and tell us how you determined ratable recognition was appropriate (i.e. versus on a usage basis).

4.   Additionally, you indicate over-usage fees are billed based on the actual number of transactions from which you capture data and are billed as incurred. Please clarify when you recognize revenue for such fees (e.g. as billed, ratably, etc.) and how you determined your method for revenue recognition was appropriate.

5.   Finally, tell us if hosting fees are billed up front or on a monthly or quarterly basis. If they are billed monthly or quarterly, please tell us if the amounts billed vary during the contractual period or if they are billed ratably. In your response, please tell us if the customer can receive a refund if you fail to perform your contractual obligations or cancel the contract during the subscription period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mark Garrett
Adobe Systems Incorporated
February 28, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief